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                            February 25, 2021

       John Lawrence Furlong
       Chief Executive Officer
       Independence Holdings Corp.
       277 Park Avenue
       29th Floor, Suite B
       New York, NY 10172

                                                        Re: Independence
Holdings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253095

       Dear Mr. Furlong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 12, 2021

       Financial Statements
       General, page F-1

   1. We note you disclosed in Note 1 that you have selected December 31 as your fiscal year end. Accordingly,
please update your financial statements and related disclosures to include audited
financial statements as of and for the fiscal period ended December 31,
                                                        2020 to comply with
Rule 8-08(b) of Regulation S-X.
 John Lawrence Furlong
Independence Holdings Corp.
February 25, 2021
Page 2
Consent of Marcum LLP, page N/A

2. The consent from your independent registered public accounting firm references their report dated January 12, 2021. However, the date of the report included in the S-1 is
      January 13, 2021. Please ensure future consents refer to the correct report date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-
3584 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Lawrence Furlong
                                                           Division of
Corporation Finance
Comapany NameIndependence Holdings Corp.
                                                           Office of Energy &
Transportation
February 25, 2021 Page 2
cc:       Douglas S. Ellenoff
FirstName LastName